1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com thor alden thor.alden@dechert.com +1 202 261 3391 Direct

October 30, 2017

VIA EDGAR

Edward P. Bartz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust”)
File Nos.: 333-111986; 811-21475

Dear Mr. Bartz:

We are writing in response to comments provided on October 13, 2017 with respect to Post-Effective Amendment No. 112 filed on Form N-1A on September 1, 2017 for the Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (“1940 Act”), to make changes to the name, investment strategies and policies of the RBC BlueBay Emerging Market Select Bond Fund and the RBC BlueBay Global High Yield Bond Fund (together with the RBC BlueBay Diversified Credit Fund, the “Funds”). Each Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on their behalf.

I.        Prospectus – All Funds

Comment 1.        Please include the Funds’ prior names, as applicable, in parentheticals on the cover page.

Response 1.          The disclosure will be revised accordingly.

Comment 2.        Please confirm for each Fund that the waiver referenced in the fee table will be in effect for at least one year from the date of the registration statement.

Response 2.          Each Fund hereby confirms that the waiver period will be in effect for at least one year from the effective date of the registration statement.

Comment 3.        Please confirm the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

Response 3.          We confirm that the expense limitation agreement and any relevant amendments will be filed as an exhibit to the registration statement.

II.        Summary Section of Prospectus – RBC BlueBay Emerging Market Debt Fund

Comment 4.        The principal strategies of the Fund state that “[a] security is economically tied to an emerging market country if it is issued by a foreign government (or any political subdivision, agency, authority or instrumentality of such government) or corporation and the security is principally traded on the emerging market country’s securities markets, or the issuer is headquartered in the emerging market country, 100% of the issuer’s assets are within the economies of emerging market countries, or the issuer is 100% secured by assets within the economies of emerging market countries” (emphasis added). Please explain supplementally how the Fund ensures that a security whose issuer is headquartered in an emerging market country is economically tied to an emerging market country, even if other relevant criteria are not met.

Response 4.          The Fund follows the approach taken by the Fund’s index provider and uses a range of factors to determine whether a security is designated as being economically tied to an emerging market country. Therefore, even if an issuer is headquartered in an emerging market country but other relevant criteria are not met, it will not generally be deemed to be tied to an emerging market country. In light of the Staff’s comment, the Fund will consider revising its disclosure as part of its upcoming annual update.

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Comment 5.        The principal strategies of the Fund state that the Fund “may consider classifications by the World Bank, the International Finance Corporation or the United Nations (and its agencies) in determining whether a country is emerging or developed” (emphasis added). Please clarify what types of classifications are used, if not those by the World Bank, the International Finance Corporation or the United Nations (and its agencies).

Response 5.          The disclosure will be revised accordingly as part of the Fund’s upcoming annual update.

Comment 6.        Please supplementally explain how derivatives are valued for purposes of the Fund’s 80% names rule policy and confirm that the notional value is not used.

Response 6.          Currently, the Fund usually uses the notional value of derivatives for purposes of its 80% names rule policy because notional value accurately reflects the potential returns of the derivatives that provide exposure to the investments that otherwise comprise the Fund’s 80% policy. While the SEC specifically stated that Rule 35d-1 under the 1940 Act “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to securities included in that basket,” the SEC did not define how economic exposure created by synthetic instruments should be measured for these purposes.1 To the extent that the Fund invests in derivatives and determines that they should be included in its 80% test, such derivatives may currently be valued based on their notional value if they reflect the economic exposure created by the investment. At this time, the Fund continues to assess whether to instead use the market value of derivatives.

Comment 7.        The Fund includes “Loan Risk” as one if its principal investment risks. Consider whether loans should be added to the Fund’s principal investment strategies as well.

Response 7.          The disclosure will be revised accordingly as part of the Fund’s upcoming annual update.

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1        Investment Company Names, SEC Rel. No. IC-24828 (Mar. 31, 2001).

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Comment 8.        Please modify the bar chart on page 9 so that the performance for calendar year 2014 is made more prominent.

Response 8.          The disclosure will be revised accordingly.

III.        Summary Section of Prospectus – RBC BlueBay High Yield Bond Fund

Comment 9.        Please clarify whether there is a maturity strategy associated with the Fund’s investments in fixed income instruments.

Response 9.          The Fund may invest in securities of any maturity. Accordingly, the Fund notes that there is no maturity strategy associated with its investments in fixed income instruments. The disclosure will be revised accordingly as part of the Fund’s upcoming annual update.

Comment 10.       Please supplementally explain how derivatives are valued for purposes of the Fund’s 80% names rule policy and confirm that the notional value is not used.

Response 10.       Currently, the Fund usually uses the notional value of derivatives for purposes of its 80% names rule policy because notional value accurately reflects the potential returns of the derivatives that provide exposure to the investments that otherwise comprise the Fund’s 80% policy. While the SEC specifically stated that Rule 35d-1 under the 1940 Act “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to securities included in that basket,” the SEC did not define how economic exposure created by synthetic instruments should be measured for these purposes.2 To the extent that the Fund invests in derivatives and determines that they should be included in its 80% test, such derivatives may currently be valued based on their notional value if they reflect the economic exposure created by the investment. At this time, the Fund continues to assess whether to instead use the market value of derivatives.

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2        Investment Company Names, SEC Rel. No. IC-24828 (Mar. 31, 2001).

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Comment 11.       The Fund notes in its principal investment strategies that the “Sub-Advisor takes environmental, social and governance (“ESG”) factors into account in making investment decisions.” Please provide examples of particular ESG factors.

Response 11.       The disclosure will be revised accordingly to add examples of particular ESG factors as part of the Fund’s upcoming annual update.

Comment 12.       The Fund includes disclosure in its principal investment strategies about its use of ESG factors. Please add corresponding risk disclosure.

Response 12.       The Fund will add corresponding risk disclosure as part of the Fund’s upcoming annual update.

Comment 13.       The Fund includes “Loan Risk” as one if its principal investment risks. Consider whether loans should be added to the Fund’s principal investment strategies as well.

Response 13.       The disclosure will be revised accordingly as part of the Fund’s upcoming annual update.

IV.        Summary Section of Prospectus – RBC BlueBay Diversified Credit Fund

Comment 14.       With respect to the Fund’s reference to convertible securities in its principal investment strategies, confirm whether the Fund invests a significant portion of its assets in contingent convertible (“CoCo”) instruments as part of its principal investment strategies. If yes, please add CoCo-specific disclosure to the Fund’s principal investment strategies and principal risks sections.

Response 14.       As noted in a supplement for the Fund filed on October 3, 2017, the Fund recently modified its principal investment strategies to increase the Fund’s ability to invest in contingent convertible bonds. Accordingly, the Fund may invest up to 50% of its net assets in convertible bonds. Convertible bonds are deemed to include contingent convertible securities, among other securities. The Fund has also added additional risk disclosure specific to contingent convertible securities to its principal risks section.

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Comment 15.       The Fund includes “High Portfolio Turnover Risk” in its principal risks section. Please also disclose in the Fund’s investment strategies that the Fund may engage in active and frequent trading.

Response 15.       In response to Item 3 of Form N-1A, the Fund already provides prominent disclosure relating to its portfolio turnover. In addition, we believe that the Fund’s strategies are accurately described in response to Item 4 of Form N-1A. Together with the “High Portfolio Turnover Risk” included for the Fund, we believe that shareholders receive appropriate disclosure. However, in response to Instruction 7 to Item 9(b)(1) of N-1A, we will add the requested disclosure about active and frequent trading in the “More on the Funds’ Investment Objectives, Principal Investment Strategies and Principal Risks” section of the Prospectus as part of the Fund’s upcoming annual update.

V.        Shareholder Information Section of Prospectus – All Funds

Comment 16.       In the section titled “Redemption in Kind” on page 48 of the Prospectus, please consider disclosing if securities issued to meet a redemption in kind will be a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio or a representative securities basket from the Fund’s portfolio.

Response 16.       We believe that the existing disclosure identifies for shareholders the possibility that they may receive a redemption in kind. We do not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind slice may be selected. Therefore, we respectfully decline to add additional disclosure at this time. However, in light of the Staff’s comment, the Funds will consider adding risk disclosure related to holding and disposing of securities that are received in kind as part of the Funds’ upcoming annual update.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3391. Thank you.

Sincerely,

/s/ Thor Alden

Thor Alden

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